1-13718

02050624

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, **July** ,20 **02**

MDC CORPORATION INC. File #00-19382

(Translation of registrant's name into English)

45 Hazelton Avenue, Toronto, Ontario M5R 2E3

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ________ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-________

SIGNATURES

Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDC CORPORATION INC.
(Registrant)

Date: August 12, 2002

By: W. Campbell
(Signature)
Walter Campbell
Senior Vice President Finance

Print the name and title of the signing officer under their signature

MDC
CORPORATION INC.

PRESS RELEASE
FOR IMMEDIATE RELEASE

FOR: MDC Corporation Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

CONTACTS:

Miles S. Nadal
Chairman & CEO
(416) 960-9000 Ext.223

Peter M. Lewis
Executive Vice President & CFO
(416) 960-9000 Ext.272

Walter Campbell
Senior Vice-President Finance
(416) 960-9000 Ext.336

TSE Stock Symbol: MDZ.A
NASDAQ Stock Symbol: MDCA
Website: www.mdccorp.com

MDC CORPORATION INC. ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2002

TORONTO, Ontario (July 31, 2002) – MDC Corporation Inc. ("MDC") of Toronto today announced its financial results for the second quarter and six months ended June 30, 2002.

Revenue was $221.0 million for the quarter ended June 30, 2002, a decrease of 21% compared to the $279.7 million achieved in the second quarter of 2001. Operating income before other charges declined to $13.9 million from the $27.3 million generated in 2001. Excluding the results of Davis + Henderson ("D+H") from 2001, as the sale of 50.01% of D+H was completed at the beginning of the 2002 second quarter, revenues declined 5% and operating income increased 24%.

Income from continuing operations was $128.3 million, including a $147.5 million pre-tax gain on dispositions, comprised primarily of the sale of the remaining ownership interest in the Canadian cheque operations of D+H and the gain on the repurchase of US$112.5 million of 10.5% Senior Subordinated Notes at 89% of face value. Income from continuing operations in the second quarter of 2001 was $8.9 million. Net income for the quarter was $128.3 million, representing a $159.5 million increase over the restated loss of $31.1 million in the second quarter of the prior year.

Comparative results for second quarter and six months of 2001 were restated to conform with changes to Canadian GAAP effective January 1, 2002, with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities. These unrealized exchange gains and losses, which were previously deferred and amortized over the term of the related item, are now expensed in the period. As a result, for the second quarter of 2001 an $11.3 million gain and for the year to date 2001 a $3.7 million loss was recognized due to fluctuations in the Canadian to U.S. dollar exchange rates. Unrealized foreign exchange gains of $6.9 million were recognized in the current quarter.

In accordance with the changes to Canadian GAAP effective January 1, 2002 to be applied prospectively, with respect to goodwill and other intangibles and the need to test formally for goodwill impairment on an annual basis, in the second quarter of 2002, the Company completed a program of transitional impairment tests, and as a result, an amount of $99.5 million (net of income tax recovery of $16.0 million) was charged to opening retained earnings.

Fully diluted earnings per share for the second quarter of 2002 was $5.43 versus an adjusted fully diluted loss per share of $1.60 for 2001 calculated on a comparable basis excluding goodwill charges. Cashflow from operations for the second quarter of 2002 was $5.8 million, a decrease from the $14.6 million achieved in the prior year. Fully diluted cashflow per share was $0.25 compared to the $0.69 achieved in 2001.

"Operationally, we remain focused on production efficiencies, continually reassessing the levels of our overhead cost structures, and looking to increase revenues in all of our businesses," commented Miles S. Nadal, Chairman and Chief Executive Officer.

"As part of our previously announced strategic plan, a program to divest non-core assets was undertaken, and recently, we concluded the divestitures of A.E. McKenzie Co. Inc. and Ashton Potter Packaging for combined proceeds of approximately $10.0 million. We continue to examine opportunities to realize the value inherent in the remainder and expect the process will conclude over the next four quarters," said Peter Lewis, Executive Vice-President and Chief Financial Officer.

The Secure Transactions division reported second quarter sales of $74.6 million, a 42% decline compared to the same quarter last year, due primarily to the sale of the Canadian cheque operations and reduced activity in e-commerce operations. In the core businesses, revenue growth achieved by the card operations was offset by reduced revenues in the stamp and ticketing businesses. Excluding the results of D+H and discontinued e-commerce operations from the second quarter of 2001, operating income before other charges for the second quarter of 2002 improved by $3.2 million to $8.6 million. Operating income improvements were primarily the result of cost reduction and productivity initiatives, leading to enhanced profitability in our US cheque and Canadian card operations.

"The economic recovery of the marketing and communications industry has not developed as quickly as anticipated, however, we believe that Maxxcom has taken the appropriate measures to restore profitability and achieve sustainable growth when such a recovery occurs. Restructuring and cost-cutting plans have been implemented, and during the quarter, Maxxcom successfully completed the re-negotiation of several partnership agreements," said Mr. Nadal.

Second quarter revenues for Maxxcom were $146.3 million, a decline of $4.7 million compared to the $151.0 million recorded in the second quarter of 2001. Operating income before other charges was $5.3 million, a decline of 18% from the $6.5 million generated in the same prior-year period. The declines result from the lower level of revenues coupled with the negative impact of a strengthening Canadian dollar on the operating profits of U.S. operations and approximately $0.7 million of legal costs incurred related to the re-negotiation of partnership contracts.

"We are also delivering on our commitment to reduce consolidated debt and balance sheet leverage. At June 30, long-term indebtedness was $252.6 million, a reduction of $287.1 million from the levels of indebtedness at the end of March 2002. We have streamlined our operations and remain committed to growing revenues profitably," stated Mr. Nadal.

About MDC Corporation Inc. ("MDC")

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.

About Maxxcom Inc. ("Maxxcom")

Maxxcom, a subsidiary of MDC Corporation, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, public relations, public affairs, investor relations, marketing research and consulting, corporate identity and branding, and interactive marketing. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2001 and subsequent SEC filings.

- ### -

MDC CORPORATION INC.
CONSOLIDATED STATEMENT OF OPERATIONS
SECOND QUARTER 2002 and 2001
(Unaudited, $CDN 000's - except per share amounts)

For the Three Months Ended June 30,	2002	2001*	Change
Sales	220,972	279,653	(21%)
Cost of sales	116,959	137,466	(15%)
Gross profit	104,013	142,187	(27%)
Operating expenses	90,115	114,887	(22%)
Operating income before other income (charges)	13,898	27,300	(49%)
Other income (charges)			
Net gain on asset dispositions and other charges	147,507	-	
Unrealized foreign exchange gain	6,982	11,260	
Amortization	(5,119)	(9,584)	
Interest, net	(5,925)	(12,145)	
	143,445	(10,469)	
Income before income taxes, goodwill charges and minority interest	157,343	16,831	
Income taxes	28,808	3,362	
Income before goodwill charges and minority interest	128,535	13,469	
Goodwill charges, net of income taxes	-	4,681	
Minority interest (recovery)	191	(66)	
Income from continuing operations	128,344	8,854	
Loss from discontinued operations	-	(40,000)	
Net income (loss) for the period	128,344	(31,146)	
Cash Flow from operations	5,752	14,600	
Earnings Per Share			
Income from continuing operations			
• Basic	7.56	0.49	
• Fully Diluted	5.43	0.42	
Reported			
• Basic	7.56	(1.88)	
• Fully Diluted	5.43	(1.88)	
Cash Flow Per Share			
• Basic	0.32	0.83	(61%)
• Fully Diluted	0.25	0.69	(64%)
Weighted average shares outstanding during the period			
• Basic	16,915,341	16,874,691	0%
• Fully Diluted	23,658,938	21,224,007	11%

SEGMENTED INFORMATION – BY OPERATING DIVISION

For the Three Months Ended June 30,	2002	2001	Change
Secure Transactions			
Sales	74,646	128,673	(42%)
Operating Income	8,598	20,803	(59%)
Maxxcom			
Sales	146,326	150,980	(3%)
Operating Income	5,300	6,497	(18%)

* *Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities.*

MDC CORPORATION INC.
CONSOLIDATED STATEMENT OF OPERATIONS
FIRST HALF 2002 and 2001
(Unaudited, $CDN 000's - except per share amounts)

For the Six Months Ended June 30,	2002	2001*	Change
Sales	492,277	564,705	(13%)
Cost of sales	255,958	280,080	(9%)
Gross profit	236,319	284,625	(17%)
Operating expenses	192,516	226,124	(15%)
Operating income before other income (charges)	43,803	58,501	(25%)
Other income (charges)			
Net gain on asset dispositions and other charges	157,051	-	
Unrealized foreign exchange gain (loss)	6,702	(3,640)	
Amortization	(13,686)	(18,504)	
Interest, net	(16,082)	(25,127)	
	133,985	(47,271)	
Income before income taxes, goodwill charges and minority interest	177,788	11,230	
Income taxes	33,439	1,915	
Income before goodwill charges and minority interest	144,349	9,315	
Goodwill charges, net of income taxes	-	9,358	
Minority interest (recovery)	3,870	(179)	
Income from continuing operations	140,479	136	
Loss from discontinued operations	-	(40,000)	
Net income (loss) for the period	140,479	(39,864)	
Cash Flow from operations	17,207	32,192	
Earnings Per Share			
Income from continuing operations			
• Basic	8.26	(0.06)	
• Fully Diluted	5.62	(0.06)	
Reported			
• Basic	8.26	(2.43)	
• Fully Diluted	5.62	(2.43)	
Cash Flow Per Share			
• Basic	0.97	1.84	(47%)
• Fully Diluted	0.70	1.53	(54%)
Weighted average shares outstanding during the period			
• Basic	16,915,341	16,859,211	0%
• Fully Diluted	25,055,517	21,225,986	18%

SEGMENTED INFORMATION – BY OPERATING DIVISION

For the Six Months Ended June 30,	2002	2001	Change
Secure Transactions			
Sales	205,614	263,155	(22%)
Operating Income	32,929	44,572	(26%)
Maxxcom			
Sales	286,663	301,550	(5%)
Operating Income	10,874	13,929	(22%)

* *Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities.*

MDC CORPORATION INC.
CONSOLIDATED BALANCE SHEET
($CDN 000's - except per share amounts)

	As at June 30, 2002 *(Unaudited)*	As at December 31, 2001* *(Audited)*
ASSETS		
Current		
Cash and cash equivalents	43,198	59,301
Accounts receivable	127,166	142,769
Inventory	12,216	23,282
Prepaid expenses and sundry	14,097	11,969
Future income taxes	-	28,000
	196,677	265,321
Capital and other assets	132,510	166,439
Goodwill	242,032	462,746
	571,219	894,506
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	151,710	204,994
Deferred revenue	19,791	23,771
Current portion of long-term indebtedness	7,251	12,049
	178,752	240,814
Long-term indebtedness	245,322	527,468
	424,074	768,282
Minority interest	14,584	15,253
Shareholders' equity		
Share capital	144,542	142,599
Other paid-in capital	36,897	51,943
Cumulative translation adjustment	8,385	13,892
Retained earnings (deficit)	(57,263)	(97,463)
	132,561	110,971
	571,219	894,506

* ***Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities. The effect was a reduction in capital and other assets and retained earnings (deficit) of $23,809.***

MDC announces increase in ownership of Maxxcom

TSE Stock Symbol: MDZ.A
NASDAQ Stock Symbol: MDCA
Website: www.mdccorp.com

FOR IMMEDIATE RELEASE

Toronto, Ontario (July 22, 2002): MDC Corporation Inc. ("MDC") announced that it has acquired, pursuant to the exercise of rights granted to it, 15,625,000 common shares of Maxxcom Inc. ("Maxxcom") at a price of $1.60 per share for aggregate proceeds to Maxxcom of $25 million. As previously disclosed, the purchase price for the shares was satisfied by way of repayment of the principal amount of a $25 million advance made by MDC to Maxxcom in the second quarter of 2002, pending completion of Maxxcom's rights offering.

As a result of this acquisition, MDC directly and indirectly owns 36,091,375 common shares of Maxxcom or approximately 78% of the outstanding common shares of Maxxcom. Miles S. Nadal, who is presumed to be acting jointly or in concert with MDC, owns 17,634 common shares of Maxxcom and options to acquire common shares of Maxxcom. The acquisition of the common shares of Maxxcom by MDC was undertaken for investment purposes.

MDC will evaluate its ownership position in Maxxcom from time to time, and depending on a number of circumstances (including, but not limited to, performance of the common shares of Maxxcom in the market), MDC may from time to time purchase directly or indirectly additional common shares of Maxxcom.

-30-

For further information:

Miles S. Nadal, Chairman and Chief Executive Officer, MDC Corporation Inc.
(416) 960-9000 Ext. 223